Exhibit 99.1

Obsidian Energy Announces Participation in the Schachter 2023 ‘Catch the Energy’ Conference

CALGARY, October 11, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we will be participating in the Schachter 2023 Catch the Energy Conference (the “Conference”) on Saturday, October 14, 2023, in Calgary at Mount Royal University.

Gary Sykes, Senior Vice President, Commercial and Development, will discuss the Company in a presentation at 11:30 a.m. MDT (1:30 p.m. EDT) in Presentation Room 3. Members of Obsidian Energy’s management team will be available at their exhibitor booth (located in room EC1170, booths 42 – 49) for more information throughout the day.

Interested parties can register for the conference and listen to the presentation on the Conference website.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com